Yukon-Nevada Gold Corp.
Management Discussion and Analysis
For the three-month and nine-month period ending September 30, 2008
(in 000s of US Dollars except for per ounce numbers, unless otherwise stated)

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) relates to the financial condition and results of operations of Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada”) together with its wholly owned subsidiaries as of November 10, 2008, and is intended to supplement and complement the Company’s interim consolidated financial statements for the three month period ending September 30, 2008. The MD&A is prepared to conform to National Instrument 51-102F1 and has been approved by the Company’s Audit Committee and Board of Directors prior to release. Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2007 for additional details, which are available on the Company’s website www.yukon-nevadagold.com and on www.sedar.com. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. The consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’).

The Company’s shares are listed on the TSX (trading symbol – “YNG”) and the Frankfurt Stock Exchange (trading symbol – “NG6”) and at the date of writing the Company had 185,450,430 shares outstanding.

OVERALL PERFORMANCE

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out principally in the United States and Canada. Gold is produced in the form of dore, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars. Yukon-Nevada has its operations in the U.S. and Canada. Therefore, movements in the exchange rate between the currencies of these countries have an impact on profitability. The Canadian dollar weakened against the U.S. dollar in the third quarter of 2008, resulting in foreign exchange gains on translation due to the net liability position of the Canadian operations.

The global financial markets have experienced significant events which have impacted the global economy with reduced credit availability, higher cost of funding; high volatility in commodity prices and foreign exchange markets; and a slowdown in general economic activity. These events could have a significant impact on our business such as:

  The credit crisis may impact the availability and cost of financing.
  The volatility in gold prices will impact our future revenues, earnings and cash flow.
  The volatility of stock markets impacts the valuation of the Company’s assets.

We will continue to adopt strategies to mitigate these challenges.

Jerritt Canyon

Operations
During this quarter the following developments occurred at the Jerritt Canyon mine site:

  The Company shutdown mining operations due to the increasing costs associated with the current mining plan and required infrastructure expenditures;
  Milling operations were subsequently shut-down so that necessary repair work could be performed;
  As a result of the above, the workforce at Jerritt Canyon was reduced to maintenance levels.

Subsequent to the shutdown, the Company has been working with third parties to recommence toll milling operations and continues to make improvements to the mill. Management has worked diligently with the Nevada Division of Environmental Protection (NDEP) to formalize plans to install a new gas handling system as required under the “stop order” received on March 19, 2008 and, subject to final approval, plans to proceed with the installation of this system in the fourth quarter. As well, the Company has addressed numerous concerns expressed by the NDEP on fluids management at the property and expects to receive approval to recommence mill operations during November 2008.

When the Company recommences milling operations management will pursue additional toll milling contracts to support the ongoing operations at Jerritt Canyon. The Company has contracted a third party to run the operations at the mill and has been working closely with them to ensure quick startup once approval is received.

Impairment of Jerritt Canyon Mineral Properties

During the quarter management determined that, due to inadequate infrastructure, the current mining plan used for underground operations was resulting in unprofitable operations due to high operating costs and low production rates. In order to lower the cost of mining, management has determined that extensive backfill and development work must be completed which cannot be performed while continuing to mine at the same time. On August 8, 2008 a decision was made to discontinue all mining activities until a profitable mine plan could be developed and appropriate financing could be obtained to carry out the required infrastructure work. Once it has established a profitable mine plan and funding resources are available, the Company intends to recommence mining. As there is sufficient uncertainty regarding the Company’s ability to obtain financing and develop a profitable mine plan, an indicator of impairment arises under existing accounting rules. The Company has reviewed the property and, based on the uncertainty with respect to their ability to move forward with the development plan, has taken a full charge against the value of the property as noted in the table below.

September 30, 2008
Fair Value assigned on the Acquisition	$44,306
Development spending	13,995
Value beyond proven and probable	13,713
Depletion of producing properties	(2,607)
Net Impairment	$69,407

Jerritt Canyon Operating Highlights

	Q1 2008	Q2 2008	Q3 2008
Gold - produced from mined ore (troy ounces)	8,056	9,187	14,888
Gold – produced from purchased ore (troy ounces)	6,237	3,410	4,288
Gold – sold from mined ore (troy ounces)	14,890	6,405	14,644
Gold – sold from purchased ore (troy ounces)	10,700	2,300	5,500
Gold – produced - total (troy ounces)	14,293	12,597	19,176
Gold – sold - total (troy ounces)	25,590	8,705	20,144
Gold sales	$ 21,789	$ 7,773	$ 17,162
Cost of gold sold	22,408	12,463	20,606
Mine and mill shutdown costs	4,360	3,497	-
Depreciation, depletion & amortization	3,361	1,634	2,890
Accretion	532	531	532
Loss from mine operations	(8,872)	(10,352)	(6,866)
Cash provided by operations before change in non-cash working capital	(5,475)	(10,789)	(9,022)
Average executed gold price per ounce - produced from mined ore	906	896	861
Cash cost per ounce produced (a)	$ 1,428	nm	nm

(a)

Executed price per ounce differs slightly from what was realized in the financial statements. As it usually takes approximately 20 days from the date of shipment of gold from Jerritt Canyon until it has been refined to a marketable level of purity by the external refinery, the average price agreed upon for shipments in a time period is referred to as “executed gold price”. This facilitates a comparison of price the Company was able to sell gold to the average price during a given timeframe. Due to the closure of the mine and mill operations in August, the calculation of cash cost per ounce does not provide a meaningful number for comparative purposes in the third quarter of 2008.

(b)

Cash cost per ounce from mined ore is a non-GAAP financial measure. The Company calculates cash cost as the total cost of producing an ounce of gold in the period, which differs from cost of sales which matches the cost of gold sold to the gold sales in the period. Cash cost per ounce does not include the cost attributable to third party ore purchases or depletion, depreciation and amortization. See “Non-GAAP financial measures” section of this MD&A for a reconciliation of cash cost per ounce to cost of sales.

Ketza River

In the third quarter the Company focused on completing the geotechnical work required for mine planning, metallurgical test work and on completing its highly successful exploration program. The expansion of deposits within the projected open pits will add value to the Pre-feasibility Study. The project focus will now be on the completion of that study when funding becomes available.

Silver Valley

No work was carried out on the Silver Valley property in the third quarter of 2008.

Yukon-Shaanxi Mining Company

During the third quarter the Yukon-Shaanxi joint venture (YSMC) continued work on the 298 claims acquired in the Mount Nansen area and began reviewing other mining interests in the Yukon for further investment. The Company proportionately consolidates the accounts of this joint-venture. As of the date of this writing, Yukon-Shaanxi has spent slightly over C$0.1M on exploration activities in the Yukon territories.

SUMMARY OF QUARTERLY RESULTS

Income Statement	Q3 2008	Q2 2008	Q1 2008	Q4 007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Gold Sales	$ 17,162	$ 7,773	$ 21,789	$ 38,224	$ 26,236	NA	NA	NA
Cost of gold sold	$ 20,606	$ 12,463	$ 22,408	$ 28,535	$ 18,757	NA	NA	NA
Gross margin - gold sales	$ (3,444)	$ (4,690)	$ (619)	$ 9,689	$ 7,479	NA	NA	NA
Earnings (loss) from mine operations	$ (6,866)	$ (10,352)	$ (8,872)	$ 7,304	$ 3,248	$ (926)	NA	NA
Net earnings (loss)	$ (77,201)	$ (5,700)	$ (8,884)	$ 2,404	$ 547	$ (2,490)	$ (2,360)	$ (404)
Earnings (loss) from mine operations	$ (0.42)	$ (0.03)	$ (0.05)	$ 0.01	$ 0.00	$ (0.03)	$ (0.04)	$ (0.01)
Weighted average # of shares outstanding	185,450,430	181,886,630	175,205,957	174,845,767	169,622,435	78,893,333	60,590,466	58,857,710
Balance Sheet
Cash and cash equivalents	$ 2,301	$ 4,260	$ 17,620	$ 41,104	$ 48,759	$ 67,122	$ 8,120	$ 4,342
Total assets	$ 207,824	$ 306,968	$ 280,500	$ 296,167	$ 268,279	$ 268,198	$ 36,029	$ 31,912

RESULTS OF OPERATIONS

The Company incurred a pre-tax loss of $77.5 million during the quarter ending September 30, 2008. This compares to pre-tax income during the quarter ending September 30, 2007 of $0.5 million. This loss is primarily the result of the impairment charges taken in the third quarter as well as restructuring costs relating to the workforce reduction at Jerritt Canyon.

The Company incurred a net loss of $77.2 million after income taxes during quarter ending September 30, 2008. The income tax recovery recorded reflects the increase in tax losses recorded as future tax assets available to offset against future taxable income. Income taxes are a non-cash item, and due to the availability of these loss carryforwards there will likely be no requirement to pay income taxes in the foreseeable future.

During the third quarter of 2008, the Company discontinued mining and processing operations at the Jerritt Canyon mine due to the unprofitability of ongoing operations. As part of this shutdown the Company underwent a workforce reduction of 394 employees and incurred restructuring costs related to severance and vacation payouts of $4.5 million.

As the Company was not operating a producing goldmine during the majority of the nine months ended September 30, 2008, certain comparisons to that period on a nine month basis are not valid. The Company began operating a producing goldmine on June 20, 2007 (the date the Company acquired Queenstake and its Jerritt Canyon mine) and therefore comparisons to the three months ended September 30, 2007 will be made.

Gold sales:
During the third quarter of 2008, the Company realized gold sales of $17.2 million on sales of 20,144 ounces of gold, compared with $26.2 million on 38,976 ounces. Sales were lower in 2008 due to the cessation of milling operations on August 15, 2008. Jerritt Canyon ore yielded 14,644 (2007 – 26,474) ounces while third party ore yielded 5,500 (2007 – 12,502) ounces. The average price in dollars realized during the third quarter of 2008 on gold produced from Jerritt Canyon ore was $861 per ounce compared with $686 in 2007, while the average price in dollars realized during third quarter of 2008 on gold produced from third party ore was $827 per ounce, compared with $660 per ounce in 2007.

For the nine months ended September 30, 2008, the Company realized gold sales of $46.7 million on sales of 54,439 ounces of gold. Jerritt Canyon ore yielded 35,939 ounces at an average price in dollars of $875 per ounce, while third party ore yielded 18,500 ounces at an average price in dollars of $825 per ounce.

Gross margin - mining operations:
The Company had a negative gross margin on gold sales of $3.4 million in the third quarter of 2008, compared with a gross margin of $7.5 million in 2007. The negative gross margin in 2008 was a result of the higher than normal operating costs for mining operations, due to the extent of infrastructure work that was required in the two operating mines at Jerritt Canyon. The Company produced 14,888 ounces of gold from Jerritt Canyon ore during the third quarter of 2008, a 57% decline from the 34,636 ounces produced in 2007.

The Company had a negative gross margin on gold sales of $8.8 million for the nine months ended September 30, 2008. The Company produced 32,131 ounces of gold from Jerritt Canyon ore during the nine months ended September 30, 2008.

Temporary shutdown costs:
During the temporary shutdown in the first and second quarters of 2008 the Company incurred certain expenditures will benefit the operations beyond the upcoming year and these costs were capitalized during those periods (see “Investing activities” section at the end of this section). Expenditures that did not have a future economic benefit to the Company beyond the upcoming year were included in the Statement of Operations as “temporary shutdown costs” in the amount of $7.9 million for the nine months ended September 30, 2008.

Depreciation, depletion and amortization:
The Company had $2.9 million in depreciation, depletion and amortization in third quarter of 2008 and $7.9 million for the nine months ended September 30, 2008 ($3.9 million and $4.0 million, respectively, for the three and nine months ended September 30, 2007). Depletion for the third quarter of 2008 is significantly less than the comparable 2007 period as depletion is driven by the number of ounces mined during the quarter from Jerritt Canyon underground mines and there were only 5,941 ounces mined during the quarter compared to the 34,636 ounces mined in 2007. This decrease is due to the low productivity of the mines earlier in the quarter and the subsequent shutdown of all mining operations on August 8, 2008.

Depreciation expense was not impacted by the shutdown of the mines and mill during the nine months ended September 30, 2008 as this expense is not driven by production, but by the passage of time.

General and administrative expenses:
For the three months ended September 30, 2008, the Company incurred general and administrative expenses of $1.1 million compared with $1.2 million in the comparable 2007 period. The lower expense arises from the closure of the Jerritt Canyon operations and the subsequent workforce reduction and cost curtailment actions taken by the Company.

The Company incurred $3.5 million in general and administrative expense for the nine months ended September 30, 2008, compared with $2.9 million in the comparable 2007 period. The operations of the Company are much more complex in the first nine months of 2008 than they were in 2007 (until Queenstake was acquired late in the second quarter of 2007). Increased costs associated with administering a business in two countries, the addition of numerous employees, an increase in financial and taxation compliance and an increase in legal and corporate governance costs have all been major factors in the increased general and administrative expense of the Company.

Restructuring charges:
As a result of the suspension of both mining and milling activities in Jerritt Canyon the Company undertook a significant work force reduction of 394 employees. The Company is required to provide former employees with severance equivalent to 60 days of wage and was also required to pay out any accumulated vacation amounts. The total of these costs were recorded as a $4.5 million restructuring charge in the third quarter of 2008. As of September 30, 2008, the Company had paid $2.6 million of this obligation.

Interest and other income:
The Company earned $1.8 million of interest and other income in the three months ended September 30, 2008 ($3.3 million for the nine months ended September 30, 2008) compared to $1.0 million in the third quarter of 2007 ($1.5 million for the nine months ended September 30, 2007). During the third quarter of 2008 the Company sold underground equipment for proceeds of $4.0 million at a gain of $1.3 million. This is offset by a lower average treasury balance during the quarter compared with 2007. For the nine month period the increase in interest and other income arises from the higher average treasury balance, interest earned on the commutation account (restricted funds) in 2008, which the Company did not have for the first half of 2007, and the gain on sale of underground equipment in the third quarter of 2008.

Income taxes:
The Company has recorded an income tax recovery of $0.3 million during the third quarter of 2008. This recovery primarily relates to the recognition of additional loss carryforwards available to offset taxable income. The Company offset the total loss carryforwards available with a valuation allowance of $33.1 million until there is sufficient evidence that, more likely than not, the Company will be able to utilize these losses to offset income.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY:

During the third quarter of 2008, the Company had a decrease in cash and cash equivalents of approximately $2.0 million as a result of the following activities:

Operations:
The Company recorded a net loss of $77.2 million in the third quarter of 2008 which, adjusted for non-cash items, resulted in cash outflows of $9.0 million before changes in working capital.

The Company had a negative working capital balance of $4.9 million, including cash of $2.3 million and accounts receivable and prepaid expenses of $2.3 million, an increase of $0.8 million from the second quarter. The increase in working capital was primarily due to payment on the purchased ore during the quarter, funded through gold sales. This was offset by cash expenditures for exploration expenditures incurred at Jerritt Canyon, repayment of the payable on purchased ore, and severance payments made to former employees due to the mine and mill closures. In order to fund some of these expenditures, the Company withdrew cash that was restricted for exploration expenditures under the terms of the flowthrough share subscription agreements, refer to investing activities below. The Company intends to replace the cash withdrawn from the restricted funds account during 2009 from additional financing and ongoing operations. The loss from operations, after adjustments for non-cash items, combined with the change in non-cash working capital, resulted in cash outflows from operating activities of $14.0 million.

Investing:

Jerritt Canyon:
During the earlier half of the third quarter of 2008, the Company continued to incur higher than anticipated expenditures on investing activities at Jerritt Canyon as a result of the extensive infrastructure work required in the mine sites. Due to the increasing cost of continuing to operate the two mine locations, the Company discontinued all mining activities at Jerritt Canyon on August 8, 2008.

The Company received $5.0 million in refunded reclamation costs from the commutation account, of which $4.7 million related to a payment settlement for the construction of the evaporation pond at Jerritt Canyon.

The Company sold underground equipment during the period for proceeds of $4.0 million after management determined that mining would not recommence in the short term. These proceeds were used to provide funding for severance and vacation payouts.

Ketza River:
Exploration expenditures at the Ketza River project during the three months ended September 30, 2008 totaled $3.4 million. These expenditures were funded by “cash restricted for future exploration” and therefore, had no impact on unrestricted cash. During the quarter the Company withdrew, net of the $3.4 million spent on qualified expenditures, $12.6 million in funds from the cash restricted for future exploration for use in non-qualified expenditures.

Comparative Summary of Capital Expenditures:

	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Mine capital expenditures - Jerritt Canyon mine	1,955	1,755	9,626	1,755
Mill and equipment capital expenditures - Jerritt Canyon mine	3,961	1,834	25,624	1,834
Exploration expenditures - Jerritt Canyon mine	1,667	3,039	6,483	3,039
Exploration expenditures - Ketza River project	3,387	4,231	12,765	10,405
Exploration expenditures - Yukon-Shaanxi	62	-	117	-
	11,032	10,859	54,615	17,033

Financing:
During the third quarter of 2008 the Company made $1.6 million in capital lease payments and retired three of the capital leases related to underground equipment.

CAPITAL RESOURCES:

The Company had a cash balance of $2.3 million as of September 30, 2008 and a negative working capital balance of $4.9 million. The Company had $0.3 million in “cash restricted for future exploration” (part of “Restricted funds” on the balance sheet) as of September 30, 2008. This represents a portion of the remaining $13.3 million of the required future exploration expenditures required to be spent from the flow-through financing in May 2008 that provided C$20.1 million for exploration on the Ketza River project and other exploration activity in Canada. These restricted funds were applied to non-flow-through expenditures during the third quarter of 2008, reducing the amount available to fund this requirement. These restricted funds must be spent by the Company, in accordance with the flow-through share agreement, by the end of 2009. Management intends to take steps necessary to bring the Company back into compliance with the flow-through agreements. If it fails to do so, it will be liable to the investors for their additional taxes payable.

With the events that transpired on September 17, 2008 the Company has received confirmation that, despite the significantly weakened position of the AIG parent company, the commutation account assets are held within a fully liquid subsidiary, AIG Commercial Insurance, and there is currently no concern on the recoverability of these funds.

OUTLOOK

Jerritt Canyon

The Company does not believe that the previous mining plan would have produced grade and tonnage sufficient to sustain a profitable mining operation at Jerritt Canyon. The Company does not at this time possess sufficient capital resources to continue the mine development program that is required to enable the output from the mining operations at Jerritt Canyon to be profitable. As of the date of this writing, the Company is exploring all potential alternatives to remedy the current resource constraints of the situation while preserving the current asset base.

Ketza River

The Company ceased the drilling program in early August 2008 at Ketza River as part of the focus on permitting. Management is planning to undertake a full geological review of the information obtained from the drilling activity from September 2005 to August 2008. This information will be incorporated into the permitting process with the YESSA Board that the Company is currently undertaking.

Financing
The Company is examining several different financing options in its efforts to move forward and maximize its current shareholder value.

Gold prices
(all information relating to gold prices is based on the London pm fix)

The average price of gold in the past 8 quarters is as follows ($US per troy ounce):

Q4 2006	$614
Q1 2007	$650
Q2 2007	$667
Q3 2007	$680
Q4 2007	$786
Q1 2008	$925
Q2 2008	$896
Q3 2008	$872

During the third quarter of 2008, the price of gold (per the London pm fix) ranged from a low of $740 to a high of $986. The price of gold closed lower at the end of the third quarter of 2008 compared to the prior quarter. Management is encouraged by the continued strength in the price of gold despite the recent weakness in the capital markets.

For the nine months ended September 30, 2008, the price of gold (per the London pm fix) ranged from a low of $740 to a high of $1,011, with the closing price at September 30, 2008 1% higher than the closing price in Q4 2007.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of September 30, 2008.

SUBSEQUENT EVENTS

Sale of Equity Units

On November 4, 2008 the Company announced the sale of up to 12.0 million equity units at a price of $0.05 per unit. Each Unit will consist of one common share (a "Share") and two series of share purchase warrants (the "Warrant"). The first warrant (the "Series "A" Warrant") can be exercised to purchase one common share at a price of $0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series "B" Warrant) can be exercised to purchase a common shares at a price of $0.09 per share within 18 months of closing of the private placement.

NON-GAAP FINANCIAL MEASURES

Cash cost per ounce is a measure management uses to monitor the cost of producing an ounce of gold extracted from the Company’s property in Jerritt Canyon. This does not include the impact on costs of ore purchased from third parties, nor does it include inventory adjustments required to match cost of sales to sales. For the three months ended September 30, 2008 the cash cost per ounce does not provide a meaningful figure for comparative purposes and has been excluded from this analysis.

RELATED PARTY TRANSACTIONS

The Company paid a total of $0.1 million in the third quarter of 2008 (2007 – $0.1 million) for legal fees to a law firm in which the Corporate Secretary of the Company is a partner in the firm.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affects the reported amounts of assets, liabilities and shareholders’ equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion of mineral properties

Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed once a year, near the calendar year-end, on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming year. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the fair value of the assets in a reporting unit to the carrying value in the accounts. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination

The purchase price allocation of the Queenstake assets and liabilities acquired in the business combination was finalized in the second quarter of 2008. In determining the fair value used in the purchased price, the Company engaged independent professionals to assist in the valuation of (a) the mineral property (b) the processing plant and equipment (c) income tax assets and liabilities and (d) the asset retirement obligation.

Management has used the information provided by the independent professionals to determine the “fair value” of the aforementioned assets and liabilities. All valuation work has a certain amount of assumptions in determining fair value. Management has reviewed major assumptions to ensure they are supportable in the context of today’s operating environment.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future income tax assets and liabilities are evaluated utilizing the guidance provided in FIN 48, Accounting for Uncertainty in Income Taxes, which prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Stock-based compensation

The fair value of stock options granted, using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

IMPACT OF ADOPTION OF NEW ACCOUNTING POLICIES

Capital disclosures

On January 1, 2008 the Company adopted the recommendations of The Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures (section 1535). The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies, and processes for managing capital. As the standard under section 1535 are for disclosure purposes only, the adoption did not have an impact Company’s operating results.

Financial instruments

On January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (section 3862) and CICA Handbook Section 3863 – Financial Instruments – Presentation (section 3863). Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to this section are in note 15. Section 3863 provides standards for presentation of financial instruments and non-financial derivatives. The adoption of these standards did not have an impact on the Company’s operating results.

Inventories

On January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3031, Inventories. This section provides additional guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value, and disclosures made within the financial statements. This section also provides guidance on the reversal of write-downs previously taken and introduces the requirement for the allocation of overhead cost based on normal capacity. Due to the suspension of mining and milling activity in August 2008, the Company experienced significantly below normal production levels and $8.8 million of operating costs that would have previously been capitalized to inventory were expensed under this standard.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. We are continuing to monitor developments in the IFRS standards and assessing the impact of convergence of Canadian GAAP and IFRS.

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064 Goodwill, and intangible assets, replacing accounting standard Section 3062 Goodwill and other intangible assets and accounting standard Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, inventory, accounts payable, accrued liabilities, payable on third-party purchased ore, forward sales contracts, and other long term liabilities. The carrying amounts of financial instruments, except for as noted below, approximate their fair values.

Previously, the Company engaged in the forward sale of gold produced from ore purchased from third parties to ensure the Company achieves an acceptable profit margin on this activity and to protect against a decline in the price of gold. The Company discontinued this practice in August of 2008 and settled all remaining contracts outstanding at that time, resulting in a realized gain on settlement of $0.3 million.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while being exposed to downward movements in the price of gold. Third party ore purchases are based on market price of gold at date the Company takes possession of the ore. Management sells gold that is projected to be produced from this ore in an effort to insulate the Company from downward pressure in the price of gold, subsequent to the date of purchase.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. The Company has opted to utilize the services of SRK Consulting in its 43-101 work for both the Jerritt Canyon mine and the Ketza River project as of December 31, 2007. This ensures a consistent methodology is utilized from property to property. SRK Consulting has done reserve and resource estimate work for numerous years prior to 2007 on the Jerritt Canyon mine and is quite familiar with the property.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. Management is currently in the process of working with the Nevada Department of Environmental Protection to develop a plan to ensure long-term compliance of the Jerritt Canyon mine.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities during 2008 to mitigate the impact of these risks.

Political risk

The mining business is subject to political risk, which varies considerably from country to country and, on a lesser scale, from jurisdiction to jurisdiction within a given country. Management has mitigated this risk by limiting its operations to North America. While no jurisdiction is perfect, North America is very politically stable.

Human resource constraints

The mining business has seen a boom in activity in the past few years due to large commodity price increases for virtually all commodities. This has resulted in a shortage of qualified mining personnel, exploration personnel and contractors for certain mining and exploration services. The Company has mitigated this risk by adopting an attitude of team-building in an effort to make the Company an attractive place to work.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The current tightening of credit and decline in liquidity have presented new challenges to Companies attempting to obtain financing. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the location of future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to spend as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of November 10, 2008:

Common shares issued and outstanding	185,450,430

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding	Exercise price	Years to expiration
Shareholder warrants	25,277,132	$3.23	3.23
Agents' options	1,848,725	$2.08	0.60
Stock options	7,020,000	$1.61	2.90
Fully diluted common shares	219,596,287

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information disclosed in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR), subject to limitations below that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management has identified, in the past, an internal control weakness caused by a lack of segregation of duties regarding the production, authorization and recording of journal entries to the accounts of the Company. This weakness is not uncommon, given the size of the Company. Management does not believe that there is a reasonable possibility of a material error in the Company’s financial statements as a result of the aforementioned ICFR weakness. This weakness was identified as of December 31, 2006 and has been mitigated during 2007 and 2008 by adding additional finance staff at the Company’s corporate head office.

Due to the closure of the mine and mill operations in Jerritt Canyon, significant changes in the ICFR have arisen during the third quarter of 2008. The impact of these changes, which largely arise from the departure of several process owners in that location, has been mitigated by the minimal activity levels at that location and the increased involvement of senior management in the daily operations. Management has determined that due to the increased oversight of the operations the impact of these changes do not materially affect the reliability of financial reporting and the preparation of financial statements.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Statements in this MD&A that are forward-looking are subject to various risks and uncertainties concerning specific factors. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual figures may vary materially. The Company does not assume the obligation to update any forward looking statement.